March 10, 2025

Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission

Attn: Melissa Gilmore

Re:    Lee Enterprises, Incorporated
Form 10-K for the year ended September 29, 2024
Form 8-k furnished February 7, 2025
File No. 001-06227

To Whom It May Concern:

Set forth below is the response of Lee Enterprises, Incorporated (“Lee” or the “Company”) to the comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the letter addressed to Timothy R. Millage, Chief Financial Officer of the Company dated February 25, 2025, relating to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended September 29, 2024 (“Form 10-K”) and the Form 8-K furnished on February 7, 2025. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in italicized type.
Form 10-K for the Fiscal Year Ended September 29, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 24

SEC Comment 1:

Please provide a more informative analysis and discussion of changes in operating, investing and financing cash flows for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also provide an analysis of any known trends and uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in your liquidity. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and Section IV.B of SEC Release No. 33-8350.

Company Response:

The Company understands the desire for a more robust analysis and discussion of changes in operating, investing, and financing cash flow, and proposes the following as an example of the disclosure going forward.

Cash provided from operating activities totaled $1.1 million in 2024 and $2.9 million in 2022, while in 2023 cash required for operating activities totaled $3.2 million in 2023. The material factors that impact cash from operating activities include: adjusted EBITDA (non-GAAP), restructuring costs and other, decrease in accounts payable, unearned revenue, other accrued liabilities and operating lease obligations

Changes in Adjusted EBITDA are disclosed in Item 7 under the heading Operating Revenue and Operating Expenses.

Restructuring costs and other are a reflection of the Company’s severance costs related to reductions in workforce and certain costs associated with the Company’s digital transformation. Restructuring costs and other are expected to remain largely consistent with 2024 levels, however this spending is largely discretionary.

The decrease in accounts payable, unearned revenue, other accrued liabilities and operating lease obligations is driven by a number of factors including the achievement of incentive compensation metrics, which are accrued at the end of each fiscal year, and unearned revenue, which fluctuates based on a number of factors including number of subscribers and the duration of terms for prepaid subscribers. Over time, working capital is expected to be neither a source or use of cash.

Cash provided by investing activities totaled $3.7 million, $8.6 million and $6.9 million in 2024, 2023, and 2022, respectively. Capital spending is a major use of cash required for investing activities and is expected to remain consistent at 2024 levels. The Company maintains a program aimed at monetizing non-core assets, primarily excess real estate. Proceeds from sales of assets totaled $13.5 million, $12.0 million, and $14.8 million in 2024, 2023, and 2022, respectively.

Cash required for financing activities totaled $9.8 million, $7.1 million, and $19.7 million in 2024, 2023, and 2022, respectively. Debt reduction accounted for the majority of the usage of funds from financing activities.

Liquidity considerations

Material cash requirements for Lee consist primarily of interest expense, taxes, restructuring expenses, and capital expenditures. Historically, our operations have generated positive cash flow (as measured by Adjusted EBITDA) which, together with cash on hand, provide sufficient liquidity for the foreseeable future to meet our requirements.

Most of the loss from operations in FY24 were non-cash, including to write-off receivables ($13M), a loss associated with the sale of a building and impairment charges ($11M).

Beyond 2025, the Company is taking steps to strengthen its revenue opportunities while managing costs to provide cash flows. Under the terms of our debt (as discussed in Footnote 5 of the Consolidated Financial Statements), reduction of principal is based on operating cash flow. If operating cash flow were reduced, principal reduction would be similarly reduced. We anticipate sufficient sources to pay the interest due on the debt going forward.

4. Goodwill and Other Intangible Assets, page 45

SEC Comment 2:

Please tell us in sufficient detail how you determined, pursuant to ASC 350-20-35-33 through -38, that your business consists of a single reporting unit. Explain if there are any components of your reporting unit and, if so, how they qualify for aggregation. As part of your response, clarify if your business still consists of strategic business units as discussed in a prior comment response letter dated February 10, 2022.

Company Response:

To determine reporting units, the Company first determines its operating segments under ASC 280 “Segment Reporting”. ASC 280-10-50-1 defines operating segments as a component of a public entity that has all of the following characteristics:

aIt engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

bIts operating results are regularly reviewed by the public entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

cIts discrete financial information is available

Operations of the Company are organized into Strategic Business Units (“SBUs”) based on market. The SBU’s generally include one or more daily newspapers, several nondaily publications as well as the related digital operations.

The Company’s reporting structure of an SBU is dependent on the type of revenue or expense. Advertising revenue and certain direct advertising costs are guided by the Advertising Vertical Lead. Audience, News and Production revenue and certain direct costs are guided by the Audience Vertical Lead. All other expenses are guided by the CFO. The Advertising Vertical Lead, Audience Vertical Lead and the CFO report to the chief executive officer. Operating decisions are made by the Chief Executive

Officer with the guidance from the CEO team, which consists of the Vertical Leads, CFO as well as other company executives including the VP of HR. Kevin Mowbray (CEO) can override any of the other members of the committee and make strategic decisions unilaterally and is therefore the Chief Operating Decision Maker (“CODM”).

Each of Lee’s SBU’s incur costs to generate different sources of revenue; mainly advertising and subscription revenue. However, separate operating results of each SBU are not reviewed by the CODM. Review of the Lee consolidated P&L and consolidated balance sheet occurs on a monthly basis by the CODM , while review of the consolidated Statement of Cash Flows (“SOCF”) is done on a quarterly basis by the CODM. For each vertical (i.e., Advertising and Audience) and BLOX (a component of Advertising and Audience), select KPIs are reviewed on a monthly basis, however business decisions by the CODM are determined on a consolidated basis. The Statement of Cash Flows is not prepared on an SBU basis.

Decisions by the CODM to allocate resources to the SBUs are made on a consolidated basis; the levels are set set by the CODM and allocated to SBUs by the CFO and the Vertical Leads. For example, during the budgeting process, the CODM and CFO determine top level revenue and cash cost targets on a consolidated basis. This result is then communicated by the CODM to the Vertical Leads. Additionally, as part of the capital budgeting process, a specified dollar target for consolidated available cash is set by the CODM and resources are allocated to the SBU’s by the CFO, CIO and Vertical Leads.

While discrete financial elements (e.g., revenue) are available for each SBU vertical, full operating results of each SBU are neither available to nor regularly reviewed by the CODM. As a result, the Company operates as one operating and reportable segment; the SBUs do not constitute individual operating segments.

The reporting unit level must be determined in order to perform the required annual goodwill impairment test. A reporting unit is defined as an operating segment (as determined above under ASC 280), or one level below the operating segment, at a component level. Two or more components within the same operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics in accordance with ASC 350-20-35-36.

As stated above, some discrete financial information for each SBU is available. Therefore, the Company must determine if two or more components can be combined into one reporting unit for impairment testing purposes using the aggregation criteria in ASC 280-10-50-11 which states:

Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas (see paragraphs 280-10-55-7A through 55-7C and Example 2, Cases A and B [paragraphs 280-10-55-33 through 55-36]):

a)The nature of the products and services
b)The nature of the production processes
c)The type or class of customer for their products and services
d)The methods used to distribute their products or provide their services
e)If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

ASC 350-20-55-6: Evaluating whether two components have similar economic characteristics is a matter of judgment that depends on specific facts and circumstances. That assessment should be more qualitative than quantitative.

ASC 350-20-55-7 goes on to state: In determining whether the components of an operating segment have similar economic characteristics, all of the factors in paragraph 280-10-50-11 should be considered. However, every factor need not be met in order for two components to be considered economically similar. In addition, the determination of whether two components are economically similar need not be limited to consideration of the factors described in that paragraph. In determining whether components should be combined into one reporting unit based on their economic similarities, factors that should be considered in addition to those in that paragraph include but are not limited to, the following:

aThe manner in which an entity operates its business or nonprofit activity and the nature of those operations
bWhether goodwill is recoverable from the separate operations of each component business (or nonprofit activity) or from two or more component businesses (or nonprofit activities) working in concert (which might be the case if the components are economically interdependent)
cThe extent to which the component businesses (or nonprofit activities) share assets and other resources, as might be evidenced by extensive transfer pricing mechanisms
dWhether the components support and benefit from common research and development projects.

The fact that a component extensively shares assets and other resources with other components of the operating segment may be an indication that the component either is not a business or nonprofit activity or it may be economically similar to those other components.

Each SBU possesses similar characteristics and as a result should be aggregated into a single reporting unit based on the following assessment of these characteristics.

1. The nature of the products and services

Each SBU provides similar products and services by providing local news and information and offering a major platform for advertising in their respective markets. Each is working on the following strategic initiatives:
–Transform the presentation of local news and information by providing best-in-class reader and user experiences with digital presentations that emphasize video and other multimedia formats and rich, high-value content.
–Accelerate overall subscription growth by converting more of our vast addressable market to subscribers leveraging cutting-edge data and technology and expanded offerings for paid, niche, content on topics where we have expertise and unique selling positions.
–Diversify and expand offerings for advertisers by launching a portfolio of video advertising initiatives and e-commerce sales strategies through Lee’s in-house Amplified Digital Agency that will enable advertisers to leverage our vast data-rich digital audiences and reach consumers in new ways.

Each SBU generally contains one or more daily newspapers, a number of nondaily publications and related digital operations. The products and services provided to our customers are similar across all of our SBU’s. Each SBU carries local news and information on local government, events, business, sports and features. Some content is shared across all SBU’s (Associated Press for national news). All SBU’s provide classified advertising for real estate, employment, auto and personal property and all SBU’s provide retail advertising to both local and national advertisers. Therefore, this criteria for aggregation has been met.

2. The nature of the production processes

The SBU’s generate their products in a similar manner. SBU groups (editorial, advertising, etc.) develop local news and advertising content. Lee’s Design Centers (LDC) design publications for each of Lee’s SBU publications. All printed publications are printed on a press and posted on website/mobile application. The web and mobile application platforms are all created by the Company’s digital services subsidiary, BLOX. While some SBU’s outsource or insource (use another SBU) printing, the production process of the printed edition is similar across each SBU. Therefore this criteria for aggregation has been met.

3. The type or class of customer for their products and services

Each SBU is trying to reach as many people in their markets with the print and digital editions; with the printed editions more widely consumed by an older demographic while the digital editions are more widely consumed by the younger generations. Each SBU generally faces similar types of competition in their markets; websites, direct mail, radio, broadcast, other printed publications (not generally other daily newspapers), billboards, etc. The level of competition differs from market to market, which causes some margin variation among enterprises, but the nature of such competition is the same and the techniques used to market and differentiate the SBU’s products from the competitors is relatively consistent. Therefore this criteria for aggregation has been met.

4. The methods used to distribute their products or provide their services

The printed edition of each SBU is distributed using third party carriers to homes and businesses. The web/mobile editions of each SBU are posted using products of BLOX.

Form 8-K furnished on February 7, 2025
Exhibit 99.1 Earnings Release, page 1

SEC Comment 3:

We note that you disclose the percentage change in several revenue streams on page 1 without explicitly identifying them as non-GAAP "same-store" figures. Please appropriately title each non-GAAP figure and ensure you present the change in GAAP revenue with equal or greater prominence. See Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Company Response:

We acknowledge the Staff’s comment and will ensure each non-GAAP "same-store" figure is appropriately titled in future filings and will present the change in GAAP revenue with equal or greater prominence, in compliance with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10(a) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. These updates will be reflected in our upcoming filings.

Exhibit 99.2 Presentation Materials, page 7

SEC Comment 4:

We note your presentation of "digital gross margin" percentage. In future filings, please present gross profit for each revenue stream and on a consolidated basis. Since you do not present gross profit on the face of your consolidated statements of (loss) income, disclose the nature of the expenses included within cost of sales and ensure that it is inclusive of all necessary expenses.

Company Response:

We acknowledge the Staff’s comment and in future filings, we will present gross profit for each revenue stream and on a consolidated basis. Additionally, we will ensure that the nature of the expenses included within cost of sales is disclosed, and that such expenses are inclusive of all necessary costs.

SEC Comment 5:

We note that you disclose on page 12 a 2025 fiscal year outlook for Adjusted EBITDA without providing a reconciliation to the most directly related GAAP measure. In future filings, please include such reconciliation or, alternatively, provide a statement that the information could not be presented without unreasonable efforts under Item 10(e)(1)(i)(B) of Regulation S-K. Refer also to Questions 102.10(a) and 102.10(b) of the C&DI's on Non-GAAP Financial Measures. Additionally, considering you present Adjusted EBITDA on a consolidated basis, tell us your basis for only providing an outlook for digital revenue and not consolidated revenues.

Company Response:

We acknowledge the Staff’s comment; however, after careful consideration, we believe that providing such a reconciliation would involve unreasonable efforts. This is because forecasting net income, which is the most directly related GAAP measure, requires making assumptions about certain variables, such as income taxes, interest expenses, and non-recurring items, that are not reasonably determinable at this time. As such, presenting a reconciliation to net income would not be feasible due to the inherent uncertainty of these factors. We will include such a statement, as it remains true, in future filings where forecasted Adjusted EBITDA is provided. Additionally, our basis for providing an outlook for digital revenue and non-consolidated revenues is that our Company is focused on digital transformation. The aim of our strategy is to have a business that is sustainable from solely our digital products. Thus, we believe Total Digital Revenue depicts our Company performance more clearly and effectively than Total Operating Revenue.

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In connection with the response to this letter, the Company acknowledges that:

•the Company is responsible for the adequacy and accuracy of this disclosure in the filing
•Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filling; and
•the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any further questions or comments concerning this response, or if you require additional information, please feel free to contact me at (563) 383-2135.

Sincerely,

/s/ Timothy R. Millage
Timothy R. Millage
Vice President, Chief Financial Officer and Treasurer